Exhibit 99.2

NICE Launches Digital Containment Solution Allowing Organizations to
Move from Managing Channels to Managing Journeys

The solution optimizes customer experience and contact center cost-effectiveness by using customer journey analytics to minimize cross-channel transfers

Hoboken, N.J., May 9, 2017 – NICE (Nasdaq:NICE) today introduced Digital Containment, a powerful solution for Digital Transformation initiatives, which improves customer experience and self-service customer interactions over digital interaction channels by leveraging in-depth multi-channel journey analytics. The consumer insights obtained through advanced algorithms are key to mitigating digital channel pain points in order to reinvent customer service and increase contact center cost-effectiveness.

A NICE research study indicates 60 percent of customers bypass digital self-service applications, or give up using them mid-process, in favor of speaking with a customer service agent. Such channel transfers generally make customer interactions 12 times more expensive for service organizations (NICE Customer Survey 2016).

NICE Digital Containment addresses this issue, promoting seamless customer self-service with measurable results. Early results from global brands that have implemented the solution include:

•	Seamless and efficient digital transactions: average handle times decreased more than 40 percent, and average agent involvement in customer interactions decreased by more than 30 percent.

•	Stronger loyalty, customer retention, and advocacy: customer satisfaction scores (CSAT) increased nearly 30 percent, and Net Promoter Scores (NPS) increased by 56 points.

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Reduced costs and increased revenue: a wireless US telecommunications company, for example, estimated savings of $7 million by moving 10 percent of billing calls to self-service, and $3 million by reducing transfers by five percent; a leading global media company estimated an ROI of $5.1 million in savings due to containment optimization, and new client captures increased, while churn was reduced, increasing profitability.

Built on the NICE Customer Experience Analytics platform, Digital Containment is an exceptional solution for customers wanting to present a single view of their customers' digital journeys across web, mobile and voice while leveraging Big Data analytics. By evaluating every digital engagement, companies can identify common contact reasons and scenarios, as well as isolate the root cause of customer drop-out from digital channels. For example, companies can correlate the most-viewed pages on their website and the last-viewed pages, where self-service ended, to determine the best course of action to retain customers in the digital channel.

By operationalizing the results presented by NICE Digital Containment, companies can ensure their customers accomplish their goals through automated digital channels, improving customer satisfaction and reducing contact center costs.

Miki Migdal, president of the NICE Enterprise Product Group:
"The global market for self-service digital technologies is growing rapidly. In this environment, NICE's Digital Containment solution helps ensure contact centers can provide their customers the rapid, independent issue resolution they demand. By optimizing the use of digital channels, brands can maintain a competitive edge while deriving the greatest value possible from their digital investments, keeping their operating expenses low, and reinventing customer service with the insights generated from every engagement."

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.